

Mail Stop 4631

February 8, 2016

<u>Via E-Mail</u>
Mr. Dennis Mancino
President, Chief Executive Officer, and Director
HD View 360 Inc.
333 NE 24th Street, Suite 100B
Miami, FL 33137

> **Re: HD View 360 Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed January 29, 2016**
> **File No. 333-208826**

Dear Mr. Mancino:

We reviewed the filing and have the following comments.

<u>General</u>

1. We note that Josh Mattey, James T. Park, Safe Harbor Equity 10 LLC, Lee Jason Steinberg, and Graciela Zanotti have been added to the registration statement as selling stockholders and that you sold the securities being offered for resale to them after you filed the registration statement on December 31, 2015. We note also that an additional 4,167 shares of common stock are being registered for resale by Margaret Edwards and that you sold these securities to Ms. Edwards after you filed the registration statement on December 31, 2015. Since it appears that the offerings are concurrent, that is, the private offerings made to selling stockholders after December 31, 2015 and the pendency of the registration statement filed on December 31, 2015, provide us your analysis on whether the offerings should be integrated. <u>See</u> Release No. 33-8828.

<u>Fee Table</u>

2. We note your reference to Rule 457(e) that you made in response to comment 3 in our January 27, 2016 letter. Please note that Rule 457(e) is for offerings to existing securities whereas your offering is by existing securityholders. It appears that the appropriate reference

for an offering of this type, where you have identified the number of shares that you are registering and the proposed offering price, should be to Rule 457(a). Please revise.

Prospectus' Outside Front Cover Page

3. Specify in the penultimate paragraph the page on which the risk factors section begins. Revise similarly "Risk Factors" under "The Offering" on page 6.

Executive Compensation, page 32

4. Refer to comment 14 in our January 27, 2016 letter. Revise the first paragraph under "Executive Compensation" and the caption "Outstanding Equity Awards at Fiscal Year-End December 31, 2014" to indicate that the tables include information for the fiscal year ended December 31, 2015. Please also clarify whether the $121,340 of other compensation was paid to Empire Limited Partner, controlled by Mr. Dennis Mancino, in 2015, as indicated in the table, or in 2014, as indicated in the footnote.

Executive Compensation, page 32; Certain Relationships and Related Transactions, page 35

5. Refer to comment 15 in our January 27, 2016 letter. We note that you removed disclosure relating to commissions on sales paid to Mr. Dennis Mancino directly or to Empire Limited Partner, an entity controlled by Mr. Mancino, during the nine months ended September 30, 2015. As requested previously, update the disclosure to include information for the entire fiscal year ended December 31, 2015.

Financial Statements, pages F-1 through F-10

6. Please move your financial statement pages into the body of the prospectus.

Notes to Financial Statements, page F-6

7. Please amend your filing to disclose in the footnotes the amount of product revenue and the amount of service (installation) revenue for each period presented. Refer to ASC 280-10-50-40 for guidance.

Exhibit 5.1

8. Revise the first paragraph to state that the registration statement was filed on December 31, 2015.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
Brenda Hamilton, Esq.
Hamilton & Associates Law Group, P.A.
101 Plaza Real South, Suite 202 N
Boca Raton, FL 33432